Registration No.  333-64968
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 549

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 18, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                Biotechnology Select Portfolio, Series 6
                Communications Select Portfolio, Series 9
                  Internet Select Portfolio, Series 13
               Pharmaceutical Select Portfolio, Series 12
                    Biotechnology Portfolio, Series 6
                   Communications Portfolio, Series 9
                      Internet Portfolio, Series 13
                   Pharmaceutical Portfolio, Series 12

                                 FT 549

FT 549 is a series of a unit investment trust, the FT Series. FT 549 consists of eight separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


              The date of this prospectus is July 18, 2001

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           22
Portfolios                                              22
Risk Factors                                            26
Public Offering                                         27
Distribution of Units                                   29
The Sponsor's Profits                                   31
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        33
Rights of Unit Holders                                  34
Income and Capital Distributions                        34
Redeeming Your Units                                    35
Removing Securities from a Trust                        36
Amending or Terminating the Indenture                   37
Information on the Sponsor, Trustee and Evaluator       37
Other Information                                       38

                       Summary of Essential Information

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                           Biotechnology    Communications
                                                                                           Select Portfolio Select Portfolio
                                                                                           Series 6         Series 9
                                                                                           _________        __________
Initial Number of Units (1)                                                                    15,030           15,045
Fractional Undivided Interest in the Trust per Unit (1)                                      1/15,030         1/15,045
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                         $    9.900       $    9.900
    Maximum Sales Charge of 2.85% of the Public Offering Price per Unit
          (2.879% of the net amount invested, exclusive of the deferred sales charge) (3)  $     .285       $     .285
    Less Deferred Sales Charge per Unit                                                    $    (.185)      $    (.185)
Public Offering Price per Unit (4)                                                         $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                            $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value  of Securities less deferred sales charge) (5)    $    9.715       $    9.715
Cash CUSIP Number                                                                          30266J 500       30266J 542
Reinvestment CUSIP Number                                                                  30266J 518       30266J 559
Fee Accounts Cash CUSIP Number                                                             30266J 526       30266J 567
Fee Accounts Reinvestment CUSIP Number                                                     30266J 534       30266J 575
Security Code                                                                                   61090            61094
Ticker Symbol                                                                                  FBISEX           FCOMSX

First Settlement Date                         July 23, 2001
Mandatory Termination Date (6)                January 22, 2003
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                              Internet         Pharmaceutical
                                                                                              Select Portfolio Select Portfolio
                                                                                              Series 13        Series 12
                                                                                              __________       ___________
Initial Number of Units (1)                                                                       15,168          15,000
Fractional Undivided Interest in the Trust per Unit (1)                                         1/15,168        1/15,000

Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                            $    9.900      $    9.900
    Maximum Sales Charge of 2.85% of the Public Offering Price per Unit
          (2.879% of the net amount invested, exclusive of the deferred sales charge) (3)     $     .285      $     .285
    Less Deferred Sales Charge per Unit                                                       $   (.185)      $   (.185)
Public Offering Price per Unit (4)                                                            $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                               $    9.715      $    9.715
Redemption Price per Unit
    (based on aggregate underlying value of Securities less deferred sales charge) (5)        $    9.715      $    9.715
Cash CUSIP Number                                                                             30266J 583      30266J 625
Reinvestment CUSIP Number                                                                     30266J 591      30266J 633
Fee Accounts Cash CUSIP Number                                                                30266J 609      30266J 641
Fee Accounts Reinvestment CUSIP Number                                                        30266J 617      30266J 658
Security Code                                                                                      61098           61102
Ticker Symbol                                                                                     FINSEX          FPHSEX

First Settlement Date                         July 23, 2001
Mandatory Termination Date (6)                January 22, 2003
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                           Biotechnology    Communications
                                                                                           Portfolio        Portfolio
                                                                                           Series 6         Series 9
                                                                                           _________        __________
Initial Number of Units (1)                                                                     15,030           15,045
Fractional Undivided Interest in the Trust per Unit (1)                                       1/15,030         1/15,045
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                         $     9.900       $    9.900
    Maximum Sales Charge of 4.40% of the Public Offering Price  per Unit
         (4.444% of the net amount invested, exclusive of the deferred sales charge) (3)   $      .440       $     .440
    Less Deferred Sales Charge per Unit                                                    $     (.340)      $    (.340)
Public Offering Price per Unit (4)                                                         $    10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                            $     9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value of Securities less deferred sales charge) (5)     $     9.560       $    9.560
Cash CUSIP Number                                                                           30266J 666       30266J 708
Reinvestment CUSIP Number                                                                   30266J 674       30266J 716
Fee Accounts Cash CUSIP Number                                                              30266J 682       30266J 724
Fee Accounts Reinvestment CUSIP Number                                                      30266J 690       30266J 732
Security Code                                                                                    61106            61110
Ticker Symbol                                                                                   FBIOTX           FCOMMX

First Settlement Date                         July 23, 2001
Mandatory Termination Date (6)                January 18, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

See "Notes to Summary of Essential Information" on page 6.

                       Summary of Essential Information

                                 FT 549

                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                            Internet        Pharmaceutical
                                                                                            Portfolio       Portfolio
                                                                                            Series 13       Series 12
                                                                                            __________      __________
Initial Number of Units (1)                                                                     15,168          15,000
Fractional Undivided Interest in the Trust per Unit (1)                                       1/15,168        1/15,000
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                          $    9.900      $    9.900
    Maximum Sales Charge of 4.40% of the Public Offering Price per Unit
          (4.444% of the net amount invested, exclusive of the deferred sales charge) (3)   $     .440      $     .440
    Less Deferred Sales Charge per Unit                                                     $   (.340)      $   (.340)
Public Offering Price per Unit (4)                                                          $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                             $    9.560      $    9.560
Redemption Price per Unit
    (based on aggregate underlying value of Securities less deferred sales charge) (5)      $    9.560      $    9.560
Cash CUSIP Number                                                                           30266J 740      30266J 781
Reinvestment CUSIP Number                                                                   30266J 757      30266J 799
Fee Accounts Cash CUSIP Number                                                              30266J 765      30266J 807
Fee Accounts Reinvestment CUSIP Number                                                      30266J 773      30266J 815
Security Code                                                                                    61114           61118
Ticker Symbol                                                                                   FINETX          FPHRMX

First Settlement Date                         July 23, 2001
Mandatory Termination Date (6)                January 18, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select
                                                                             Portfolio Series         Portfolio Series
                                                                             _______________________  _______________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        1.85%(b)      $.185      3.40%(b)      $.340
Creation and development fee cap over the life of the Trust                  0.50%(c)      $.050      0.55%(c)      $.055
                                                                             _______       _______    _______       _______
(the annual creation and development fee is .35% of average
 daily net assets for each Select Portfolio Series and Portfolio Series, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                              3.35%         $.335      4.95%         $.495
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260     .225%(d)      $.0225
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)      $.0150
                                                                             _______       _______    _______       _______
Total                                                                        .199%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                   1 Year   18 Months(g)  3 Years   5 Years   5 1/2 Years
                                   ______   __________    _______   _______   ___________
Select Portfolio Series            $366     $391          $ -       $ -       $ -
Portfolio Series                   523       N.A.          594       651       666

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge (2.85% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing January 18, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Trust. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of a Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%.
However, in no event will we collect over the life of a Trust more than
 .50% for each Select Portfolio Series or more than .55% for each Portfolio Series of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses includes the costs incurred by each Portfolio Series for annually updating such Trust's registration statement. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                         Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 549


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 549, comprising the Biotechnology Select Portfolio, Series 6; Communications Select Portfolio, Series 9; Internet Select Portfolio, Series 13; Pharmaceutical Select Portfolio, Series 12; Biotechnology Portfolio, Series 6; Communications Portfolio, Series 9; Internet Portfolio, Series 13; and Pharmaceutical Portfolio, Series 12 (the "Trusts") as of the opening of business on July 18, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 18, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 549, comprising the Biotechnology Select Portfolio, Series 6; Communications Select Portfolio, Series 9; Internet Select Portfolio, Series 13; Pharmaceutical Select Portfolio, Series 12; Biotechnology Portfolio, Series 6; Communications Portfolio, Series 9; Internet Portfolio, Series 13; and Pharmaceutical Portfolio, Series 12 at the opening of business on July 18, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
July 18, 2001

                         Statements of Net Assets

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                       Biotechnology      Communications
                                                                                       Select Portfolio   Select Portfolio
                                                                                       Series 6           Series 9
                                                                                       __________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                     $148,794           $148,948
Less liability for reimbursement to Sponsor for organization costs (3)                     (391)              (391)
Less liability for deferred sales charge (4)                                             (2,781)            (2,783)
                                                                                       ________           ________
Net assets                                                                             $145,622           $145,774
                                                                                       ========           ========
Units outstanding                                                                        15,030             15,045

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $150,296           $150,453
Less maximum transactional sales charge (5)                                              (4,283)            (4,288)
Less estimated reimbursement to Sponsor for organization costs (3)                         (391)              (391)
                                                                                       ________           ________
Net assets                                                                             $145,622           $145,774
                                                                                       ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                         Internet          Pharmaceutical
                                                                                         Select Portfolio  Select Portfolio
                                                                                         Series 13         Series 12
                                                                                         __________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                       $150,161          $148,501
Less liability for reimbursement to Sponsor for organization costs (3)                       (394)             (390)
Less liability for deferred sales charge (4)                                               (2,806)           (2,775)
                                                                                         ________          ________
Net assets                                                                               $146,961          $145,336
                                                                                         ========          ========
Units outstanding                                                                          15,168            15,000

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                    $151,678          $150,001
Less maximum transactional sales charge (5)                                                (4,323)           (4,275)
Less estimated reimbursement to Sponsor for organization costs (3)                           (394)             (390)
                                                                                         ________          ________
Net assets                                                                               $146,961          $145,336
                                                                                         ========          ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                       Biotechnology      Communications
                                                                                       Portfolio          Portfolio
                                                                                       Series 6           Series 9
                                                                                       __________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                     $148,794           $148,948
Less liability for reimbursement to Sponsor for organization costs (3)                     (338)              (339)
Less liability for deferred sales charge (4)                                             (5,110)            (5,115)
                                                                                       ________           ________
Net assets                                                                             $143,346           $143,494
                                                                                       ========           ========
Units outstanding                                                                        15,030             15,045

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $150,297           $150,453
Less maximum transactional sales charge (5)                                              (6,613)            (6,620)
Less estimated reimbursement to Sponsor for organization costs (3)                         (338)              (339)
                                                                                       ________           ________
Net assets                                                                             $143,346           $143,494
                                                                                       ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                         Internet          Pharmaceutical
                                                                                         Portfolio         Portfolio
                                                                                         Series 13         Series 12
                                                                                         __________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                       $150,161          $148,501
Less liability for reimbursement to Sponsor for organization costs (3)                       (341)             (338)
Less liability for deferred sales charge (4)                                               (5,157)           (5,100)
                                                                                         ________          ________
Net assets                                                                               $144,663          $143,063
                                                                                         ========          ========
Units outstanding                                                                          15,168            15,000

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                    $151,678          $150,001
Less maximum transactional sales charge (5)                                                (6,674)           (6,600)
Less estimated reimbursement to Sponsor for organization costs (3)                           (341)             (338)
                                                                                         ________          ________
Net assets                                                                               $144,663          $143,063
                                                                                         ========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among the eight Trusts in FT 549, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.185 per Unit for each Select Portfolio Series, or $.340 per Unit for each Portfolio Series, payable to the Sponsor in five equal monthly installments beginning on January 18, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 20, 2002. If Unit holders redeem their Units before May 20, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.85% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 2.879% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                         Schedule of Investments

                Biotechnology Select Portfolio, Series 6
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                  Percentage      Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
______       _____________________________                                        _________       ______      _____________
             Biotech
             ____________
246          AFFX       Affymetrix, Inc.                                          3.36%           $20.300     $  4,994
 89          AMGN       Amgen Inc.                                                3.29%            55.060        4,900
 93          BGEN       Biogen, Inc.                                              3.27%            52.300        4,864
157          CRA        Applera Corporation-Celera Genomics Group                 3.35%            31.740        4,983
111          CHIR       Chiron Corporation                                        3.30%            44.270        4,914
173          CORR       COR Therapeutics, Inc.                                    3.40%            29.230        5,057
174          CRGN       CuraGen Corporation                                       3.37%            28.840        5,018
 94          ENZN       Enzon, Inc.                                               3.28%            51.960        4,884
274          GLGC       Gene Logic Inc.                                           3.36%            18.240        4,998
127          DNA        Genentech, Inc.                                           3.33%            38.980        4,951
 93          GENZ       Genzyme Corporation (General Division)                    3.29%            52.580        4,890
106          HGSI       Human Genome Sciences, Inc.                               3.39%            47.640        5,050
 96          IDPH       IDEC Pharmaceuticals Corporation                          3.36%            52.150        5,006
330          IMNX       Immunex Corporation                                       3.34%            15.040        4,963
247          INCY       Incyte Genomics, Inc.                                     3.33%            20.050        4,952
 82          IVGN       Invitrogen Corporation                                    3.31%            60.050        4,924
118          MEDI       MedImmune, Inc.                                           3.35%            42.270        4,988
159          MLNM       Millennium Pharmaceuticals, Inc.                          3.34%            31.290        4,975
286          PCOP       Pharmacopeia, Inc.                                        3.36%            17.500        5,005
 84          PDLI       Protein Design Labs, Inc.                                 3.31%            58.590        4,922
283          QGENF      QIAGEN N.V. (3)                                           3.38%            17.800        5,037

             Pharmaceuticals
             ____________
 69          ADRX       Andrx Group                                               3.23%            69.680        4,808
 94          BMY        Bristol-Myers Squibb Company                              3.35%            53.020        4,984
 88          GSK        GlaxoSmithKline Plc (ADR)                                 3.34%            56.460        4,969
 90          JNJ        Johnson & Johnson                                         3.32%            54.910        4,942
 66          LLY        Eli Lilly and Company                                     3.33%            75.050        4,953
 77          MRK        Merck & Co., Inc.                                         3.34%            64.480        4,965
147          NVS        Novartis AG (ADR)                                         3.37%            34.090        5,011
129          PFE        Pfizer Inc.                                               3.34%            38.500        4,967
129          SGP        Schering-Plough Corporation                               3.31%            38.140        4,920
                                                                                 ______                         ________
                              Total Investments                                    100%                       $148,794
                                                                                 ======                       =========

_____________

See "Notes to Schedules of Investments" on page 21.

                          Schedule of Investments

                Communications Select Portfolio, Series 9
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______       _____________________________                                         _________      ______      _____________
             Communications Equipment
             ______________________
166          SFA        Scientific-Atlanta, Inc.                                     4%           $36.750     $  6,101
363          TLAB       Tellabs, Inc.                                                4%            16.240        5,895

             Communications Services (Domestic)
             ___________________________
121          AOL        AOL Time Warner Inc.                                         4%            49.450        5,983
144          BLS        BellSouth Corporation                                        4%            41.200        5,933
156          CMCSK      Comcast Corporation (Class A Special)                        4%            37.550        5,858
717          GX         Global Crossing Ltd. (3)                                     4%             8.100        5,808
208          Q          Qwest Communications International Inc.                      4%            28.960        6,024
135          SBC        SBC Communications Inc.                                      4%            44.060        5,948
268          FON        Sprint Corporation (FON Group)                               4%            22.030        5,904
104          VZ         Verizon Communications Inc.                                  4%            56.470        5,873
409          WCOM       WorldCom, Inc.-WorldCom Group                                4%            14.630        5,984

             Communications Services (Foreign)
             ___________________________
168          TEF        Telefonica S.A. (ADR)                                        4%            35.100        5,897
180          TMX        Telefonos de Mexico SA de CV (ADR)                           4%            33.110        5,960

             Fiber Optics
             ___________
178          CIEN       CIENA Corporation                                            4%            33.910        6,036
429          GLW        Corning Incorporated                                         4%            13.970        5,993
578          JDSU       JDS Uniphase Corporation                                     4%            10.130        5,855

             Networking Products
             _______________
340          CSCO       Cisco Systems, Inc.                                          4%            17.790        6,049
231          JNPR       Juniper Networks, Inc.                                       4%            25.980        6,001

             Wireless Communications
             ___________________
140          DOX        Amdocs Limited                                               4%            43.040        6,026
236          CMVT       Comverse Technology, Inc.                                    4%            25.950        6,124
 75          NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%            77.950        5,846
342          NOK        Nokia Oy (ADR)                                               4%            17.460        5,971
 92          QCOM       QUALCOMM Inc.                                                4%            64.690        5,951
248          PCS        Sprint Corp. (PCS Group)                                     4%            24.050        5,964
288          VOD        Vodafone Group Plc (ADR)                                     4%            20.710        5,964
                                                                                 ______                       ________
                               Total Investments                                   100%                       $148,948
                                                                                 ======                       ========

_____________

See "Notes to Schedules of Investments" on page 21.

                           Schedule of Investments

                  Internet Select Portfolio, Series 13
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
______        _____________________________                                         _________      ______       _____________
              Access/Information Providers
              _____________________
121           AOL        AOL Time Warner Inc.                                         4%           $ 49.450     $  5,983
209           Q          Qwest Communications International Inc.                      4%             28.960        6,053
116           TSG        Sabre Holdings Corporation                                   4%             52.200        6,055
107           TMPW       TMP Worldwide Inc.                                           4%             55.480        5,936
410           WCOM       WorldCom, Inc.-WorldCom Group                                4%             14.630        5,998
320           YHOO       Yahoo! Inc.                                                  4%             18.480        5,914

              Communications Equipment
              _____________________
426           GLW        Corning Incorporated                                         4%             13.970        5,951
166           SFA        Scientific-Atlanta, Inc.                                     4%             36.750        6,101
360           TLAB       Tellabs, Inc.                                                4%             16.240        5,846

              Computers & Peripherals
              _____________________
165           BRCD       Brocade Communications Systems, Inc.                         4%             37.100        6,121
213           DELL       Dell Computer Corporation                                    4%             28.740        6,122
290           EMC        EMC Corporation                                              4%             20.390        5,913
 56           IBM        International Business Machines Corporation                  4%            108.530        6,078
409           SUNW       Sun Microsystems, Inc.                                       4%             14.590        5,967

              Internet Software & Services
              _____________________
242           BEAS       BEA Systems, Inc.                                            4%             24.520        5,934
140           CHKP       Check Point Software Technologies Ltd. (3)                   4%             43.900        6,146
 83           MSFT       Microsoft Corporation                                        4%             71.820        5,961
289           OPWV       Openwave Systems Inc.                                        4%             20.850        6,026
312           ORCL       Oracle Corporation                                           4%             19.500        6,084
151           SYMC       Symantec Corporation                                         4%             39.580        5,977
108           VRSN       VeriSign, Inc.                                               4%             55.890        6,036
117           VRTS       VERITAS Software Corporation                                 4%             50.420        5,899

              Networking Products
              _____________________
340           CSCO       Cisco Systems, Inc.                                          4%             17.790        6,049
231           JNPR       Juniper Networks, Inc.                                       4%             25.980        6,001

              Semiconductors
              _______________
201           INTC       Intel Corporation                                            4%             29.900        6,010
                                                                                  ______                        _________
                               Total Investments                                    100%                        $150,161
                                                                                  ======                        =========

_____________

See "Notes to Schedules of Investments" on page 21.

                           Schedule of Investments

               Pharmaceutical Select Portfolio, Series 12
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______        _____________________________                                         _________      ______      _____________
148           ABT        Abbott Laboratories                                          5%           $50.150     $  7,422
125           AHP        American Home Products Corporation                           5%            59.870        7,484
134           AMGN       Amgen Inc.                                                   5%            55.060        7,378
103           ADRX       Andrx Group                                                  5%            69.680        7,177
155           AZN        AstraZeneca Group Plc (ADR)                                  5%            47.850        7,417
100           BRL        Barr Laboratories, Inc.                                      5%            73.750        7,375
140           BMY        Bristol-Myers Squibb Company                                 5%            53.020        7,423
126           ELN        Elan Corporation Plc (ADR)                                   5%            59.640        7,515
190           DNA        Genentech, Inc.                                              5%            38.980        7,406
140           GENZ       Genzyme Corporation (General Division)                       5%            52.580        7,361
132           GSK        GlaxoSmithKline Plc (ADR)                                    5%            56.460        7,453
136           JNJ        Johnson & Johnson                                            5%            54.910        7,468
 99           LLY        Eli Lilly and Company                                        5%            75.050        7,430
178           MEDI       MedImmune, Inc.                                              5%            42.270        7,524
115           MRK        Merck & Co., Inc.                                            5%            64.480        7,415
220           NVS        Novartis AG (ADR)                                            5%            34.090        7,500
193           PFE        Pfizer Inc.                                                  5%            38.500        7,430
 99           RHHBY      Roche Holding AG (ADR)                                       5%            75.390        7,464
195           SGP        Schering-Plough Corporation                                  5%            38.140        7,437
118           WPI        Watson Pharmaceuticals, Inc.                                 5%            62.900        7,422
                                                                                  ______                       _________
                               Total Investments                                    100%                       $148,501
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 21.

                          Schedule of Investments

                    Biotechnology Portfolio, Series 6
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                  Percentage      Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
______       _____________________________                                        _________       ______      _____________
             Biotech
             ____________
246          AFFX       Affymetrix, Inc.                                          3.36%           $20.300     $  4,994
 89          AMGN       Amgen Inc.                                                3.29%            55.060        4,900
 93          BGEN       Biogen, Inc.                                              3.27%            52.300        4,864
157          CRA        Applera Corporation-Celera Genomics Group                 3.35%            31.740        4,983
111          CHIR       Chiron Corporation                                        3.30%            44.270        4,914
173          CORR       COR Therapeutics, Inc.                                    3.40%            29.230        5,057
174          CRGN       CuraGen Corporation                                       3.37%            28.840        5,018
 94          ENZN       Enzon, Inc.                                               3.28%            51.960        4,884
274          GLGC       Gene Logic Inc.                                           3.36%            18.240        4,998
127          DNA        Genentech, Inc.                                           3.33%            38.980        4,951
 93          GENZ       Genzyme Corporation (General Division)                    3.29%            52.580        4,890
106          HGSI       Human Genome Sciences, Inc.                               3.39%            47.640        5,050
 96          IDPH       IDEC Pharmaceuticals Corporation                          3.36%            52.150        5,006
330          IMNX       Immunex Corporation                                       3.34%            15.040        4,963
247          INCY       Incyte Genomics, Inc.                                     3.33%            20.050        4,952
 82          IVGN       Invitrogen Corporation                                    3.31%            60.050        4,924
118          MEDI       MedImmune, Inc.                                           3.35%            42.270        4,988
159          MLNM       Millennium Pharmaceuticals, Inc.                          3.34%            31.290        4,975
286          PCOP       Pharmacopeia, Inc.                                        3.36%            17.500        5,005
 84          PDLI       Protein Design Labs, Inc.                                 3.31%            58.590        4,922
283          QGENF      QIAGEN N.V. (3)                                           3.38%            17.800        5,037

             Pharmaceuticals
             ____________
 69          ADRX       Andrx Group                                               3.23%            69.680        4,808
 94          BMY        Bristol-Myers Squibb Company                              3.35%            53.020        4,984
 88          GSK        GlaxoSmithKline Plc (ADR)                                 3.34%            56.460        4,969
 90          JNJ        Johnson & Johnson                                         3.32%            54.910        4,942
 66          LLY        Eli Lilly and Company                                     3.33%            75.050        4,953
 77          MRK        Merck & Co., Inc.                                         3.34%            64.480        4,965
147          NVS        Novartis AG (ADR)                                         3.37%            34.090        5,011
129          PFE        Pfizer Inc.                                               3.34%            38.500        4,967
129          SGP        Schering-Plough Corporation                               3.31%            38.140        4,920
                                                                                 ______                       ________
                              Total Investments                                    100%                       $148,794
                                                                                 ======                       ========

_____________

See "Notes to Schedules of Investments" on page 21.

                         Schedule of Investments

                   Communications Portfolio, Series 9
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______       _____________________________                                         _________      ______      _____________
             Communications Equipment
             ______________________
166          SFA        Scientific-Atlanta, Inc.                                     4%           $36.750     $  6,101
363          TLAB       Tellabs, Inc.                                                4%            16.240        5,895

             Communications Services (Domestic)
             ___________________________
121          AOL        AOL Time Warner Inc.                                         4%            49.450        5,983
144          BLS        BellSouth Corporation                                        4%            41.200        5,933
156          CMCSK      Comcast Corporation (Class A Special)                        4%            37.550        5,858
717          GX         Global Crossing Ltd. (3)                                     4%             8.100        5,808
208          Q          Qwest Communications International Inc.                      4%            28.960        6,024
135          SBC        SBC Communications Inc.                                      4%            44.060        5,948
268          FON        Sprint Corporation (FON Group)                               4%            22.030        5,904
104          VZ         Verizon Communications Inc.                                  4%            56.470        5,873
409          WCOM       WorldCom, Inc.-WorldCom Group                                4%            14.630        5,984

             Communications Services (Foreign)
             ___________________________
168          TEF        Telefonica S.A. (ADR)                                        4%            35.100        5,897
180          TMX        Telefonos de Mexico SA de CV (ADR)                           4%            33.110        5,960

             Fiber Optics
             ___________
178          CIEN       CIENA Corporation                                            4%            33.910        6,036
429          GLW        Corning Incorporated                                         4%            13.970        5,993
578          JDSU       JDS Uniphase Corporation                                     4%            10.130        5,855

             Networking Products
             _______________
340          CSCO       Cisco Systems, Inc.                                          4%            17.790        6,049
231          JNPR       Juniper Networks, Inc.                                       4%            25.980        6,001

             Wireless Communications
             ___________________
140          DOX        Amdocs Limited                                               4%            43.040        6,026
236          CMVT       Comverse Technology, Inc.                                    4%            25.950        6,124
 75          NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%            77.950        5,846
342          NOK        Nokia Oy (ADR)                                               4%            17.460        5,971
 92          QCOM       QUALCOMM Inc.                                                4%            64.690        5,951
248          PCS        Sprint Corp. (PCS Group)                                     4%            24.050        5,964
288          VOD        Vodafone Group Plc (ADR)                                     4%            20.710        5,964
                                                                                 ______                       ________
                               Total Investments                                   100%                       $148,948
                                                                                 ======                       ========

_____________

See "Notes to Schedules of Investments" on page 21.

                           Schedule of Investments

                      Internet Portfolio, Series 13
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
______        _____________________________                                         _________      ______       _____________
              Access/Information Providers
              _____________________
121           AOL        AOL Time Warner Inc.                                         4%           $ 49.450     $  5,983
209           Q          Qwest Communications International Inc.                      4%             28.960        6,053
116           TSG        Sabre Holdings Corporation                                   4%             52.200        6,055
107           TMPW       TMP Worldwide Inc.                                           4%             55.480        5,936
410           WCOM       WorldCom, Inc.-WorldCom Group                                4%             14.630        5,998
320           YHOO       Yahoo! Inc.                                                  4%             18.480        5,914

              Communications Equipment
              _____________________
426           GLW        Corning Incorporated                                         4%             13.970        5,951
166           SFA        Scientific-Atlanta, Inc.                                     4%             36.750        6,101
360           TLAB       Tellabs, Inc.                                                4%             16.240        5,846

              Computers & Peripherals
              _____________________
165           BRCD       Brocade Communications Systems, Inc.                         4%             37.100        6,121
213           DELL       Dell Computer Corporation                                    4%             28.740        6,122
290           EMC        EMC Corporation                                              4%             20.390        5,913
 56           IBM        International Business Machines Corporation                  4%            108.530        6,078
409           SUNW       Sun Microsystems, Inc.                                       4%             14.590        5,967

              Internet Software & Services
              _____________________
242           BEAS       BEA Systems, Inc.                                            4%             24.520        5,934
140           CHKP       Check Point Software Technologies Ltd. (3)                   4%             43.900        6,146
 83           MSFT       Microsoft Corporation                                        4%             71.820        5,961
289           OPWV       Openwave Systems Inc.                                        4%             20.850        6,026
312           ORCL       Oracle Corporation                                           4%             19.500        6,084
151           SYMC       Symantec Corporation                                         4%             39.580        5,977
108           VRSN       VeriSign, Inc.                                               4%             55.890        6,036
117           VRTS       VERITAS Software Corporation                                 4%             50.420        5,899

              Networking Products
              _____________________
340           CSCO       Cisco Systems, Inc.                                          4%             17.790        6,049
231           JNPR       Juniper Networks, Inc.                                       4%             25.980        6,001

              Semiconductors
              _______________
201           INTC       Intel Corporation                                            4%             29.900        6,010
                                                                                  ______                        _________
                               Total Investments                                    100%                        $150,161
                                                                                  ======                        =========

_____________

See "Notes to Schedules of Investments" on page 21.

                            Schedule of Investments

                   Pharmaceutical Portfolio, Series 12
                                 FT 549


                    At the Opening of Business on the
                  Initial Date of Deposit-July 18, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______        _____________________________                                         _________      ______      _____________
148           ABT        Abbott Laboratories                                          5%           $50.150     $  7,422
125           AHP        American Home Products Corporation                           5%            59.870        7,484
134           AMGN       Amgen Inc.                                                   5%            55.060        7,378
103           ADRX       Andrx Group                                                  5%            69.680        7,177
155           AZN        AstraZeneca Group Plc (ADR)                                  5%            47.850        7,417
100           BRL        Barr Laboratories, Inc.                                      5%            73.750        7,375
140           BMY        Bristol-Myers Squibb Company                                 5%            53.020        7,423
126           ELN        Elan Corporation Plc (ADR)                                   5%            59.640        7,515
190           DNA        Genentech, Inc.                                              5%            38.980        7,406
140           GENZ       Genzyme Corporation (General Division)                       5%            52.580        7,361
132           GSK        GlaxoSmithKline Plc (ADR)                                    5%            56.460        7,453
136           JNJ        Johnson & Johnson                                            5%            54.910        7,468
 99           LLY        Eli Lilly and Company                                        5%            75.050        7,430
178           MEDI       MedImmune, Inc.                                              5%            42.270        7,524
115           MRK        Merck & Co., Inc.                                            5%            64.480        7,415
220           NVS        Novartis AG (ADR)                                            5%            34.090        7,500
193           PFE        Pfizer Inc.                                                  5%            38.500        7,430
 99           RHHBY      Roche Holding AG (ADR)                                       5%            75.390        7,464
195           SGP        Schering-Plough Corporation                                  5%            38.140        7,437
118           WPI        Watson Pharmaceuticals, Inc.                                 5%            62.900        7,422
                                                                                  ______                       _________
                               Total Investments                                    100%                       $148,501
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 21.

Page 20


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 17, 2001. Each Select Portfolio Series has a Mandatory Termination Date of January 22, 2003. Each Portfolio Series has a Mandatory Termination Date of January 18, 2007.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities       Profit
                                                         to Sponsor       (Loss)
                                                         _________        _______
Biotechnology Select Portfolio, Series 6                 $148,841         $ (47)
Communications Select Portfolio, Series 9                 149,143          (195)
Internet Select Portfolio, Series 13                      150,203           (42)
Pharmaceutical Select Portfolio, Series 12                148,676          (175)
Biotechnology Portfolio, Series 6                         148,841           (47)
Communications Portfolio, Series 9                        149,143          (195)
Internet Portfolio, Series 13                             150,203           (42)
Pharmaceutical Portfolio, Series 12                       148,676          (175)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 549, consists of eight separate portfolios set forth below:

- Biotechnology Select Portfolio, Series 6

- Communications Select Portfolio, Series 9

- Internet Select Portfolio, Series 13

- Pharmaceutical Select Portfolio, Series 12

- Biotechnology Portfolio, Series 6

- Communications Portfolio, Series 9

- Internet Portfolio, Series 13

- Pharmaceutical Portfolio, Series 12

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Biotechnology Select Portfolio, Series 6 and Biotechnology Portfolio, Series 6 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry. The biotechnology industry was founded in the decade of the seventies and successfully launched its first products in the early eighties. At the onset of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet. In the end, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties came to a close, the interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. There are currently over 350 products in the late stages of clinical trials as compared to only 30 back in 1991. [Pharmaceutical Research and Manufacturers of America] A faster FDA approval process coupled with an increase in patent protection, from 17 to 20 years, are two positive changes instituted to help biotech and pharmaceutical companies grow their businesses.

The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, nearly 100 products have come to market. [Pharmaceutical Research and Manufacturers of America] Recent advances in computer science technology, which enable scientists to analyze data quickly, have the potential to expedite the process of moving medicines through the pipeline.

The costs associated with developing and launching new products can range from $200-$500 million per drug. [Pharmaceutical Research and Manufacturers of America] Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines.

Since Congress passed the Prescription Drug User Fee Act in 1992, the mean FDA approval time for a new drug has been cut from 30 months to
17.6 months in 2000. This more efficient review process has helped increase the number of new drugs that are approved.

Consider the following factors:

- Currently about a third of the more than 1,000 medicines in human clinical testing are cutting-edge biotechnology treatments. These new biotech medicines target over 200 diseases. [Standard & Poor's Industry Surveys]

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to between 3,000 and 10,000. [Pharmaceutical Research and Manufacturers of America]

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The most recent Pharmaceutical Research and Manufacturers of America survey found projected R&D expenditures for 2000 of $26.4 billion. This figure represents a 10.1% increase over 1999 R&D expenditures of $24 billion.

Communications Select Portfolio, Series 9 and Communications Portfolio, Series 9 each consist of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products and wireless communications.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are beginning to concentrate on more high-tech and high-growth areas such as wireless communications, the Internet and digital technology. With Internet usage continuing to increase and the number of wireless subscribers worldwide nearly tripling over the last three years, we believe the potential opportunity for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

While most users currently rely on a dial-up service to access the Internet, The Phillips Group predicts that Digital Subscriber Lines ("DSL") will garner most of the market share in the near future. It is projected that by 2005, DSL will comprise approximately 42% of global Internet access market share. [TelecomWeb] DSL offers high-speed access over existing copper telephone lines making it an economical and easy-to-implement service.

Consider the following factors:

- Broadband equipment and service sales will grow substantially from $370 million in 2000 to $4.8 billion in 2004, according to Cahners In-Stat Group. The firm points to an increase in the number of multiple-tenant units (office buildings, apartment buildings, condos, hotels and airports) aiming to provide high-speed Internet access as the main reason for the anticipated surge in broadband.

- The number of American households with high-speed Internet connections grew from 5.2 million in November 2000 to 9.4 million in May 2001, according to SRI International.

- Gartner Dataquest predicts that 507 million cell phones will be sold worldwide in 2001, a 23% increase over the 412 million sold in 2000.

- Cahners In-Stat Group predicts that approximately 1.5 billion handsets, personal digital assistants and Internet appliances could be equipped with wireless capabilities by the end of 2004.

- The auction for wireless services licenses to U.S. airwaves concluded in January 2001 with a record take of $16.9 billion, according to the Federal Communications Commission ("FCC"). The money raised from the sale of 422 licenses surpassed the FCC's 1996 auction of PCS licenses by $7.7 billion.


Based on the composition of the portfolios on the Initial Date of Deposit, the Communications Portfolios are considered Large-Cap
Blend Trusts.


Internet Select Portfolio, Series 13 and Internet Portfolio, Series 13 each consist of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.

The number of individuals connecting to the Internet is growing daily. A recent report by the Computer Industry Almanac projects that there could potentially be over 600 million people around the world with Internet access by the year 2002. The report also suggests that by the end of the year 2002, there will be 23 countries where over 30% of the population will be Internet users.

Although the potential scope of the Internet is impressive, its effects may be even more dramatic. One of the Internet's most significant effects is to cut the cost of interaction-the searching, coordinating, and monitoring that people and companies must do when they exchange goods, services or ideas. McKinsey & Company estimates that the costs associated with these activities could drop by as much as 80% or more if they are handled electronically. Pervading all economies, these costs account for more than a third of economic activity in the United States.

Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. Whether this rate of change will continue and where it will take us may be determined, in our opinion, in large part by the companies in these Trusts.

New technologies continue to be accepted faster than ever. While it took 35 years before one-quarter of U.S. households owned a telephone, the Internet took only seven years to reach the same level of penetration. [Red Herring]

Consider the following factors:

- The number of individuals with Internet access from their home grew by nearly 7 million people in March 2001 to 379 million people worldwide, according to the Nielsen/NetRatings Global Internet Index. [CyberAtlas]

- Almost 25% of U.S. households headed by retirees are on the Web, an increase of 84% since 1998. Households occupied by those age 50 or over, both retired and not retired, increased their presence on the Web from almost 25% to more than 37% in three years. [CyberAtlas]

- The number of individuals seeking online customer service will jump from 33 million in 2001 to 67 million in 2005, according to Jupiter Media Metrix estimates, but companies seem willing to invest the money needed to meet the demand. [CyberAtlas]

- Approximately 133 million U.S. adults-66% of the adult population-have access to the Internet either at work or home, according to Mediamark. Of those 133 million, 101 million reported using the Internet in the past 30 days. This means that approximately 50% of U.S. adults, who total 201.7 million, used the Internet at least once in the past 30 days. [CyberAtlas]


Based on the composition of the portfolios on the Initial Date of Deposit, the Internet Portfolios are considered Large-Cap Blend Trusts.

Pharmaceutical Select Portfolio, Series 12 and Pharmaceutical Portfolio, Series 12 each consist of a portfolio of common stocks of pharmaceutical companies. According to Standard & Poor's, the pharmaceutical industry was projected to generate over $360 billion in sales worldwide in 2000, an increase of around 8% over 1999.

Research & Development. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America, the amount of capital invested in R&D has nearly doubled every five years since 1970. In addition, they estimated that R&D spending reached a new record level of approximately $26.4 billion in 2000.

The Food & Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that 76% of adults think that direct-to-consumer advertising helps them be more involved in their own healthcare decisions and that 72% think direct-to-consumer advertising educates people about the risks and benefits of prescription medicines.

Demand Driven By Need. The bottom line, in our opinion, is that the demand for prescription and over-the-counter drugs is driven more by need than price. There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Most have good cause to celebrate. Americans who have reached their 65th birthdays are likely to live another 16 to 19 years. [Pharmaceutical Research and Manufacturers of America] We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Consider the following factors:

- An estimated 50,000 pharmaceutical company scientists are currently researching more than 1,000 new medicines for cancer, heart disease, AIDS, Alzheimer's and many other diseases. [Pharmaceutical Research and Manufacturers of America]

- Pharmaceutical companies have initiated a number of cost-containment measures, such as using the Internet to reduce administrative costs, and forging alliances with biotechnology companies. [Pharmaceutical Research and Manufacturers of America]

- The medicine chest is filling up and that's good news for patients and their families. More than thirty new medicines were approved in 2000. The 1990s brought 370 new medicines to patients-up from 233 in the previous decade. [Pharmaceutical Research and Manufacturers of America]

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they regard them as being a relatively inexpensive form of treatment and are less invasive. [Pharmaceutical Research and Manufacturers of America]


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolios are considered Large-Cap
Growth Trusts.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industry. Because more than 25% of each of the Biotechnology Portfolios and the Pharmaceutical Portfolios are invested in biotechnology/pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology/pharmaceutical industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Communications Industry. The Communications Portfolios are considered to be concentrated in the communications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Technology Industry. The Internet Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge (2.85% of the Public Offering Price for each Select Portfolio Series and 4.40% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.037 per Unit for each Select Portfolio Series or $.068 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from January 18, 2002 through May 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.85% of the Public Offering Price for each Select Portfolio Series or more than 3.40% of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.85% of the Public Offering Price per Unit (equivalent to 2.934% of the net amount invested) for each Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2002, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced as described below.

For each Select Portfolio Series:

                                    Your maximum
                                    transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              2.60%
$100 but less than $150             2.35%
$150 but less than $500             2.00%
$500 but less than $1,000           1.85%
$1,000 or more                      1.35%

For each Portfolio Series:

                                    Your maximum
                                    transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   _____________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%
$500 but less than $1,000           2.40%
$1,000 or more                      1.50%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of .70% of the Public Offering Price on Portfolio Series' Units sold subject to the transactional sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $1,000,000 or more in Units of a Select Portfolio Series or $500,000 or more in Units of a Portfolio Series, the maximum transactional sales charge on your Units will be limited to the maximum transactional sales charge for the applicable amount invested in the respective tables set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units (1.00% for purchases of $1,000,000 or more).

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after July 31, 2002). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and .70% for purchases of $1,000,000 or more). Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .10%
$10 or more                         .20%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors and included a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from

Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also now chargeable to such Trust. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than .50% for each Select Portfolio Series and .55% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Select Portfolio Series has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.

However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number

 (630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 39


                             FIRST TRUST(R)

                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 6
                COMMUNICATIONS SELECT PORTFOLIO, SERIES 9
                  INTERNET SELECT PORTFOLIO, SERIES 13
               PHARMACEUTICAL SELECT PORTFOLIO, SERIES 12
                    BIOTECHNOLOGY PORTFOLIO, SERIES 6
                   COMMUNICATIONS PORTFOLIO, SERIES 9
                      INTERNET PORTFOLIO, SERIES 13
                   PHARMACEUTICAL PORTFOLIO, SERIES 12
                                 FT 549

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-64968) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              July 18, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 40


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 549 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated July 18, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Legislation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Technology                                                  3
Portfolios
   Biotechnology                                               4
   Communications                                              6
   Internet                                                    8
   Pharmaceutical                                             10

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology and Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Communications. An investment in Units of the Communications Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Technology. An investment in Units of the Internet Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Portfolios

 Equity Securities Selected for Biotechnology Select Portfolio, Series 6
                  and Biotechnology Portfolio, Series 6

Both the Biotechnology Select Portfolio, Series 6 and the Biotechnology Portfolio, Series 6 contain common stocks of the following companies:


Biotech
_________



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Applera Corporation-Celera Genomics Group, headquartered in Norwalk, Connecticut, is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a blockage occurring in a vein; and restenosis, a renarrowing of the arteries.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.



QIAGEN N.V., headquartered in Venlo, The Netherlands, provides technologies for separating and purifying DNA and RNA. The company's portfolio consists of consumable products for nucleic acid separation, purification and handling, as well as nucleic acid amplification. The company also operates automated instrumentation and related services.



Pharmaceuticals
________________



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Equity Securities Selected for Communications Select Portfolio, Series 9
                 and Communications Portfolio, Series 9

Both the Communications Select Portfolio, Series 9 and the
Communications Portfolio, Series 9 contain common stocks of the following companies:


Communications Equipment
________________________



Scientific-Atlanta, Inc., headquartered in Norcross, Georgia, produces video, voice and data communications products. Products connect information generators with information users via broadband terrestrial and satellite networks and include applications for the converging cable, telephone, and data networks.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Communications Services (Domestic)
__________________________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Sprint Corporation (FON Group), headquartered in Westwood, Kansas, provides domestic and international long distance and local exchange telecommunications services; engages in the wholesale distribution of telecommunications products; and publishes and markets white page and yellow page telephone directories.



Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



WorldCom, Inc.-WorldCom Group, headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Services (Foreign)
_________________________________



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Telefonos de Mexico SA de CV (ADR), headquartered in Mexico City,
Mexico, provides local, domestic and international long-distance, wireless, data, and video transmission services in Mexico.



Fiber Optics
____________



CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Wireless Communications
_______________________



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


 Equity Securities Selected for Internet Select Portfolio, Series 13 and
                      Internet Portfolio, Series 13

Both the Internet Select Portfolio, Series 13 and the Internet
Portfolio, Series 13 contain common stocks of the following companies:


Access/Information Providers
____________________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



Sabre Holdings Corporation, headquartered in Fort Worth, Texas, provides for the electronic distribution of travel solutions through "SABRE," its proprietary travel reservation and information system. The company also provides software development, product sales, transactions processing, consulting solutions and other services to the airline industry.



TMP Worldwide Inc., headquartered in New York, New York, is a recruitment advertising agency and executive search and selection firm. The company has built Monster.com into one of the Internet's leading career destination portals.



WorldCom, Inc.-WorldCom Group, headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.



Communications Equipment
________________________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Scientific-Atlanta, Inc., headquartered in Norcross, Georgia, produces video, voice and data communications products. Products connect information generators with information users via broadband terrestrial and satellite networks and include applications for the converging cable, telephone, and data networks.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Internet Software & Services
____________________________



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Openwave Systems Inc., headquartered in Redwood City, California, is a leading provider of Internet-based communication infrastructure software and applications.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Semiconductors
______________



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.


Equity Securities Selected for Pharmaceutical Select Portfolio, Series 12
                 and Pharmaceutical Portfolio, Series 12

Both the Pharmaceutical Select Portfolio, Series 12 and the
Pharmaceutical Portfolio, Series 12 contain common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



AstraZeneca Group Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Watson Pharmaceuticals, Inc., headquartered in Corona, California, manufactures and sells off-patent (generic) pharmaceuticals and develops advanced drug delivery systems designed primarily to enhance the therapeutic benefits of pharmaceutical compounds. The company also develops and markets branded pharmaceuticals targeting the dermatology, women's health and neuropsychiatric markets.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 549, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 549, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 18, 2001.

                              FT 549

                              By   NIKE SECURITIES L.P.
                                        Depositor



                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   July 18, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-64968 of FT 549 of our report dated July 18, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
July 18, 2001


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 549 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


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